EXHIBIT 99.1

FirstService Announces Normal Course Issuer Bid

TORONTO, Aug. 20, 2026 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX and NASDAQ: FSV) (“FirstService”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by FirstService of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding common shares.

The notice provides that FirstService may, during the 12 month period commencing August 26, 2026 and ending no later than August 25, 2027, purchase through the facilities of the TSX, alternative Canadian Trading Systems and/or The NASDAQ Stock Market (“NASDAQ”) up to 3,930,112 common shares in total, being 10% of the “public float” of common shares as of August 12, 2026. Purchases of common shares through NASDAQ will be made in the normal course and will not, during the twelve month period ending August 25, 2027 exceed, in the aggregate, 5% of the outstanding common shares as at the commencement of the NCIB. The price which FirstService will pay for any common shares will be the market price at the time of acquisition. During the period of this NCIB, FirstService may make purchases under the NCIB by means of open market transactions. The actual number of common shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of FirstService. The average daily trading volume on the TSX from February 1 to July 31, 2026 was 131,849 common shares. Daily purchases on the TSX under the NCIB will be limited to 32,962 common shares, other than block purchases. Subject to certain exceptions for block purchases, the maximum number of common shares which can be purchased per day on NASDAQ will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. All shares purchased by FirstService under the NCIB will be cancelled.

As of August 12, 2026, there were 43,669,770 common shares of FirstService outstanding, and the public float was 39,301,122 common shares.

FirstService believes that its common shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of FirstService and its future business prospects. FirstService may purchase its common shares under the NCIB, from time to time, if it believes that the market price of its common shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of FirstService. FirstService may also purchase its common shares under the NCIB in order to mitigate the dilutive effect of stock options issued under its stock option plan.

In connection with the NCIB becoming effective, FirstService has entered into an automatic share purchase plan (“ASPP”) with a designated broker to facilitate the purchase of common shares under the NCIB, including at times when FirstService would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed blackout periods. Purchases made pursuant to the ASPP, if any, will be made by the designated broker based upon the parameters prescribed by the TSX, NASDAQ, applicable Canadian and U.S. securities laws and the terms of the written agreement between FirstService and its designated broker. The ASPP constitutes an “automatic plan" for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX and will become effective on August 26, 2026, concurrently with the NCIB becoming effective, and will terminate when the NCIB ends. All purchases made under the ASPP will be included in computing the number of common shares purchased under the NCIB.

Pursuant to a previous notice of intention to conduct a NCIB, as amended, under which FirstService sought and received approval from the TSX to purchase up to 4,118,199 common shares for the period of August 26, 2025 to August 25, 2026, FirstService has purchased for cancellation, as of August 12, 2026, a total of 2,311,991 common shares at a weighted average share price of US$136.87. FirstService’s previous NCIB expires on August 25, 2026.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchised systems.

FirstService generates more than $5.5 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index.

For the latest news from FirstService Corporation, visit www.firstservice.com

Forward-Looking Statements
This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to future purchases of common shares under the NCIB, including pursuant to the ASPP. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with FirstService’s financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; the availability of cash for repurchases of outstanding common shares under the NCIB; the existence of alternative uses for FirstService’s cash resources which may be superior to effecting repurchases under the NCIB; compliance by third parties with their contractual obligations; compliance with applicable laws and regulations pertaining to the NCIB and ASPP; and other risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2025 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566